September 28, 2018
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Jennifer Thompson
Robert Babula
Elizabeth Sellars

Re: The Western Union Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 2, 2018
File No. 001-32903

Ladies and Gentlemen:
On behalf of The Western Union Company, a Delaware corporation (“Western Union” or “Company”), we are writing in response to the comments contained in the comment letter dated September 19, 2018 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”), and (ii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “Form 10-Q”). For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 91

1.	Please tell us your basis for classifying the capitalization of contract costs as an investing cash flow activity as opposed to an operating activity.
RESPONSE:
Capitalized contract costs represent non-recurring payments to certain large agents with numerous locations in consideration for signing multi-year contracts to join or renew their participation in the Western Union network. As noted on page 6 of our Form 10-K, the Company utilizes an agency model to provide its money transfer services. Our agent network consists of over 550,000 locations in more than 200 countries and territories. In order to achieve its expansive global presence, the Company has adopted the agency model, as it would be cost-prohibitive to establish an equivalent footprint using exclusively Company-owned locations. These agents are not customers, but rather facilitate our transactions with customers as further discussed in the response to Comment 2 below.

Given the nature of our services in which cash is collected at one location and paid-out at another location - often across international borders - the Company has outsourced certain limited functions necessary to receive and disburse customer funds. This model requires the Company to secure long-term relationships with agents. Accordingly, capitalized contract costs represent contract-based intangible assets for the right to provide the Company’s services through the agent’s locations for the duration of the agreement. The payments may also be used in part for necessary investments in system integration, point of sale equipment, signage, and other long-term investments that will enable the agent to comply with applicable regulations, interface seamlessly with the Company’s global electronic infrastructure, and promote its association with the Company’s globally-recognized brand, amongst other items.
To determine the appropriate classification of capitalized contract cost payments within the statement of cash flows, Western Union considered ASC 230 which states that cash payments and receipts for which there is not specific guidance regarding classification should be classified using the predominance principle. This principle provides that classification is dependent upon the activity determined to be the predominant source of cash flows for the item in question.
Specifically, ASC 230-10-20 defines investing activities as follows:
Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity's inventory). Investing activities exclude acquiring and disposing of certain loans or other debt or equity instruments that are acquired specifically for resale, as discussed in paragraphs 230-10-45-12 and 230-10-45-21.
The Company capitalizes contract cost payments to agents consistent with investments in other intangible assets and property, plant and equipment, which are classified as investing activities. These payments are made to secure the locations that make up the network for those large agents the Company has established over time, for the multi-year contract term. Had the Company decided to establish a network through company-owned locations, these investments would have been classified as investing activities due to the long-term nature of the assets and the Company believes the treatment should be consistent.
As noted in ASC 230-10-10-1, “the primary objective of a statement of cash flows is to provide relevant information about the cash receipts and cash payments of an entity.” Because the value of capitalized contract cost payments to agents represent a long-term productive asset which is capitalized on the balance sheet as a contract-based intangible asset and is recovered over the life of the related long-term agent agreement, the most relevant classification of the payments is as an investing activity. This is in contrast to the accounting that would be applied if these were payments to customers, in which case the payments would be treated as a reduction in the transaction price (unless a distinct good or service is provided by the customer) and classified as operating cash flows.
As noted at page 98 of the Form 10-K, the weighted average life of agent agreements at December 31, 2017 was 6.2 years. Capitalized contract costs are amortized on a straight-line basis over the term of the agreements, and are tested annually for impairment, or at any time when there is an indicator of potential impairment. These payments are recoverable, on a pro-rata basis (based on the amount of time elapsed under the contracts), by the Company in the event of early termination. Thus, the predominance principle would indicate that it is reasonable to classify these payments as cash flows from investing activities pursuant to ASC 230-10-20, as these payments are made for long-term assets held for and used in the provision of the Company’s services to its customers through agent locations.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Item 1. Financial Statements (unaudited)

Note 2. Revenue, page 10

2.
We note your disclosure that when more than one party is involved in providing services to a customer, you generally act as the principal and report revenue on a gross basis. Please tell us which arrangements involve third parties and tell us how you determined you control each service before it is transferred to the customer. In addition, we note your disclosure on page 51 regarding agent commissions. Please help us understand the nature of these agent services. Reference ASC 606-10-55-36 through 40.

RESPONSE:

As noted beginning at page 10 of the Company’s Form 10-Q, Western Union’s business consists primarily of consumer money transfer services, foreign exchange and payment services, and consumer bill payments. The consumer money transfer business represents approximately 80% of the Company’s consolidated revenues. Agency relationships are minimal in our other service offerings.
The Company believes that Western Union is the principal in money transfer transactions involving agents, consistent with ASC 606-10-55-37A(b), as Western Union controls the service at all points in time prior to transfer to the customer. This conclusion is supported by the Company’s belief that it is primarily responsible for fulfilling the contract with the customer. This includes responsibility for creating and maintaining 1) the send/receive network, comprised of various independently-owned agents; 2) infrastructure to facilitate the transaction such as systems, settlement accounting and reconciliation; 3) banking relationships; and 4) compliance programs to help ensure transactions are processed in accordance with applicable regulatory requirements. While the send/receive network agents are responsible for collecting and disbursing funds to complete a money transfer, the send/receive network agents cannot provide the service independent of the Company. Even when the send and receive transactions are between locations belonging to the same agent, these agents lack the infrastructure to complete the transfer between the locations.

In a money transfer transaction, a sender is engaging Western Union, as documented in the Company’s terms and conditions, to transfer funds to a specified recipient on its behalf through the Company’s global network. As such, the Company has determined that the sender is the customer for the service. The Company has one performance obligation as the customer engages the Company to perform one integrated service which typically occurs within minutes - make funds available for payment to a designated person in the currency requested. Based on the foregoing, the Company controls the service at all times prior to the point in time it transfers to the customer (i.e. the time at which the funds are available to the customer's designee); at no time does the agent control the service.
Agents assist in facilitating the provision of our services to customers. Agent activities are almost exclusively limited to providing a point-of-sale presence and interface with Western Union systems, cash intake and disbursal, identity verification, and providing the customer with Western Union transaction disclosures and a transaction receipt reflecting Western Union’s terms and conditions. These terms and conditions form the basis of Western Union’s contract with its customer - i.e. the money transfer sender. For this assistance, agents are compensated on a transaction-by-transaction basis at agreed-upon commission rates, which are predominantly based on a percentage of the fee charged to the customer. Agents receive commissions when they serve as the send or receive facilitator, causing commission expense to represent a significant portion of cost of services.
The Company also considered the following factors from ASC 606-10-55-39 in determining that the Company controls the specific service until the point in time at which it has made the funds available for payment to the designated recipient in the currency requested, and that the Company should be considered the principal:

1.
Western Union is primarily responsible for fulfilling the promise to provide the specified good or service under the contract with the customer. This includes responsibility for creating and maintaining the network, infrastructure to facilitate the transaction such as systems, banking relationships, and compliance programs. In addition, Western Union must pay out funds to recipients regardless of when or whether cash is collected from the sending agent.

2.
Western Union has discretion in establishing prices for the service as it unilaterally sets the fees charged to customers. The Company regularly imposes pricing changes in response to evolving market conditions.

As such, we believe that Western Union’s accounting for revenue as principal is appropriate within our consumer money transfer operations, as we control the service at all times prior to transfer to the customer. As noted above, the Company’s other businesses have minimal operations that utilize the agency model, and the Company has performed similar evaluations regarding whether it acts as principal or agent in these businesses and has reached similar conclusions.

*****

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-1120.

Very truly yours,
/s/ Caroline Tsai
Caroline Tsai
Executive Vice President, General Counsel and Secretary
The Western Union Company

cc:        Hikmet Ersek
Raj Agrawal
Amintore Schenkel
Darren Dragovich
Sidley Austin LLP
Ernst & Young LLP